NATURE’S SUNSHINE PRODUCTS, INC.

July 29, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

            Re: Nature’s Sunshine Products, Inc.—Registration Statement on Form S-3 (File No. 333-257823)

Ladies and Gentlemen:

            In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-257823) (as amended, the “Registration Statement”) of Nature’s Sunshine Products, Inc. (the “Company”). We respectfully request that the Registration Statement be declared effective as of 5:00 p.m., Eastern Time, on August 2, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Dorsey & Whitney LLP, by calling Dan Lyman at (801) 933-4028.

Very truly yours,

NATURE’S SUNSHINE PRODUCTS, INC.

/s/ Joseph W. Baty
Joseph W. Baty
Executive Vice President, Chief Financial Officer and Treasurer